November 19, 2024

Wolfgang Breme
Chief Financial Officer
Ads-Tec Energy Public Limited Company
10 Earlsfort Terrace
Dublin 2, D02 T380, Ireland

       Re: Ads-Tec Energy Public Limited Company
           Form 20-F for the Fiscal Year Ended December 31, 2023
           Response Letter Dated October 15, 2024
           File No. 001-41188
Dear Wolfgang Breme:

        We have reviewed your October 15, 2024 response to our comment letter and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our
September 30, 2024 letter.

Response Letter Dated October 15, 2024
Company Response to Staff Comment 1, page 1

1. We note your response to prior comment 1. Please remove the adjustments for provision for an onerous contract and write-down on inventories from your non-IFRS measures as such amounts appear to be normal, recurring operating expenses necessary to operate your business per Question 100.01 of the SEC Staff s C&DI on
       Non-GAAP Financial Measures.
        Please contact Stephany Yang at 202-551-3167 or Melissa Gilmore at 202-551-3777
if you have questions regarding comments on the financial statements and related matters.



                                                           Sincerely,
 November 19, 2024
Page 2

                    Division of Corporation Finance
                    Office of Manufacturing